Exhibit 99.16

CONSENT OF EXPERT

Re: Eldorado Gold Corporation

•The Technical Report, Skouries Project, Greece, effective January 22, 2022 (the “Technical Report”); and
•Other information pertaining to this project.

AMC confirms that its representatives have read the:

i)Annual Information Form for the year ended December 31, 2025 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2025 (the “Form 40-F”), and any amendments thereto; and

i.the Registration Statement on Form F-10 (File No. 333-288100), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F and have no reason to believe that there are any misrepresentations in the information contained therein that are: (a) derived from the Technical Report; or (b) within the knowledge of AMC as a result of the services provided by AMC or its employees performed in connection with the preparation of the Technical Report.

AMC also hereby confirms that the following individuals were contributing authors of the Technical Report, are “qualified persons” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Reports (“NI 43-101”) and were employed by AMC at the date of the signing of the Technical Report:

i) Gary Methven, P.Eng.
ii) Mort Shannon, P.Geo.
iii) Mo Molavi, P.Eng.

AMC is not responsible for disclosure in the AIF that pertains to:
i)the Company’s Annual Mineral Reserve and Mineral Resource (disclosure, effective September 30, 2025 in the AIF related to the Skouries Project; and
ii)the capital cost sections of the Skouries Project description in the AIF; and

AMC further confirms that the principal business of AMC is providing engineering and technical mining resources consulting services. The authorized signatory of this consent for AMC is a “qualified person” as defined in NI 43-101.

AMC MINING CONSULTANTS (CANADA) INC.
By:	/s/ Gene Tucker
Name: Gene Tucker
Title: Director / Global Lead Open Pit Mining
Dated: March 27, 2026